Exhibit 99.1

FOR IMMEDIATE RELEASE	Media Inquiries:

Megan Cuellar; pr@akazoo.com

Investor Inquiries:

Peter Miselis; Investors@akazoo.com

Akazoo Reports Third Quarter 2019 Results

NEW YORK and LONDON, December 9, 2019---Akazoo S.A. (NASDAQ: SONG) ("SONG" or "Company"), a leading global music streaming platform and media technology company with a strong international market position focused on emerging markets, today announced improved financial results for the three month and nine month periods ending September 30, 2019. Highlights include:

•	5.5 Million Premium Subscribers end of Q3, Up 28% Year-over-Year (“YoY”)
•	Q3 Revenue of €35.0 Million, Up 24% YoY
•	Nine Month 2019 Adjusted EBITDA of €11.3 Million – Ahead of FY 2019 Guidance of €11m
•	Raising FY 2019 Revenue Guidance from €134 Million to €136.5 Million - up 30% YoY with QoQ revenue growth accelerating in Q4

SUMMARY USER AND FINANCIAL METRICS

FINANCIALS (€’000)	Q3 2018	Q2 2019	Q3 2019	% change YoY	9 months 2018	9 months 2019	% change YoY
Total Revenue	28,095	33,804	34,959	24%	74,550	99,480	33%
Adjusted Gross Profit	11,362	13,995	14,466	27%	30,317	41,070	35%
Adjusted Gross Margin	40%	41%	41%	-	41%	41%	-
Adjusted EBITDA (1)	2,965	4,220	2,945	-1%	7,696	11,261	46%
Adjusted EBITDA Margin	11%	12%	8%	-	10%	11%	-
USERS (m)
Subscribers (eop)	4.3	5.3	5.5	28%	4.3	5.5	28%
Registered Users (eop)	37.8	43.3	44.4	18%	37.8	44.4	18%

(1): Transaction related costs of €0.49 million for Q2 2019, €0.39 million for Q3 2019 and €1.26 million for the nine months ended September 2019 have been excluded from operating expenses in calculating Adjusted EBITDA. Reconciliations of adjusted EBITDA to net income and adjusted gross profit are presented elsewhere in this earnings release.

Third Quarter Financial Highlights:

Revenues increased 24% to €35.0 compared to €28.1 million in the third quarter of 2018, driven principally by ongoing user acquisition spending with Eastern European and select LATAM territories leading growth trends. Customer acquisition efforts were tempered early in the quarter prior to receiving the $55 million of gross proceeds from the equity financing in September, a trend that reversed following receipt of the proceeds. Average revenue per user (ARPU) for premium subscribers remained stable at €2.05, representing a relatively equal growth in subscribers across regions. Adjusted gross margin of 41.4% in Q3 improved from the 40.4% in Q3 2018. The adjusted gross margin excludes media costs, which are costs incurred to acquire and retain subscribers. Contributing to the increased margin was a deceleration in the growth in media spending prior to the closing of the equity financing. Operating expenses increased as a percentage of revenue in Q3 due to higher costs following the listing in addition to increased content delivery and bandwidth spending. Adjusted EBITDA, which excludes transaction related costs, for the quarter was €2.9 million bringing nine-month Adjusted EBITDA to €11.3 million, ahead of full year 2019 guidance of €11 million.

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Balance Sheet Highlights:

Cash and cash equivalents totaled €45.5 million at September 30, 2019. The balance sheet was strengthened due to the receipt of gross proceeds of $54.9 million generated from the equity financing in September 2019, referred to above. There were no short- or long-term borrowings at the end of Q3.

Management Commentary:

“We are pleased with the solid revenue and subscriber growth in the third quarter and first nine months of the year. Additionally, we are excited about being well capitalised following the closing of the equity financing late in Q3. As we deploy new growth proceeds, our quarter-over-quarter revenue growth has accelerated in the fourth quarter. In 2020, we expect to see the initial benefits from increased user acquisition initiatives and spending and new partnerships such as our recently announced Rakuten Viber global strategic partnership”, said Apostolos Zervos, Founder & CEO.

About Akazoo

Akazoo is a global, on-demand music and audio streaming and media and A.I. technology company, founded 2010, with a focus on emerging markets and a presence in 25 countries. Akazoo's premium service provides subscribers with unlimited online and offline high-quality music streaming access to a catalogue of over 45 million songs on an ad-free basis. Akazoo uses patented A.I. for music recommendations and offers online and offline listening. Akazoo's free, ad-supported radio service consists of over 80,000 stations and exists as a separate services and application. As consumers across the globe continue to shift their media consumption to mobile devices, Akazoo is equipped with a world-class mobile application and user experience which works seamlessly across a multitude of mobile devices and provides a high-quality user experience across a range of mobile networks from 2g to 4g LTE and soon 5g.

Use of Non-IFRS Measures

We define EBITDA as Net Income before Net finance costs, Income tax expense and Depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding one-off transaction costs of €0.49 million for Q2 2019, €0.39 million for Q3 2019 and €1.26 million for the nine-months ended September 2019 incurred in connection with our equity financing and business combination transaction in 2019. We believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls, and other factors that affect operating performance, and it removes the effect of items not directly resulting from our core operations. We believe that Adjusted EBITDA also is useful to investors because this metric is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in the technology industry and other industries similar to ours. Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. Adjusted EBITDA has limitations as an analytical tool. Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, Adjusted EBITDA is not intended to be a measure of discretionary cash to invest in the growth of our business, as it does not reflect tax payments, debt service requirements, capital expenditures, and certain other cash costs that may recur in the future. Management compensates for these limitations by relying on our results reported under IFRS as issued by IASB in addition to using Adjusted EBITDA supplementally.

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We define "Free Cash Flow" as net cash from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash from operating activities.

Akazoo defines Adjusted Gross Profit as Gross Profit plus Media Costs added back, which are costs incurred to acquire customers, consistent with reporting of public peers.

Adjusted EBITDA, Adjusted Gross Profit and Free Cash Flow are non-IFRS measures and are not a substitute for IFRS measures in assessing our overall financial performance. Because Adjusted EBITDA, Adjusted Gross Profit and Free Cash Flow are not measurements determined in accordance with IFRS, and are susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider Adjusted EBITDA, Adjusted Gross Profit and Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our consolidated financial statements appearing elsewhere in this proxy statement/prospectus.

Forward Looking Statements

This release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on the current expectations, estimates and projections of the Company about its operations, industry, financial condition, performance, results of operations, and liquidity. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements containing words such as "may," "could," "believe," "anticipate," "expect," "intend," "plan," "project," "projections," "business outlook," “guidance,” "estimate," or similar expressions constitute forward-looking statements. Forward-looking statements represent management's current expectations or predictions of future conditions, events or results. These forward-looking statements include, but are not limited to, statements about, or are based upon assumptions regarding, the Company's strategies and future financial performance; expectations or estimates about future business plans or objectives, prospective performance and opportunities and competitors, including revenues; customer acquisition and retention; operating expenses; market trends, including those in the markets in which the Company competes; liquidity; cash flows and uses of cash; capital expenditures; the Company's ability to invest in growth initiatives and pursue acquisition opportunities; the Company's products and services; pricing; marketing plans; the sources and uses of cash; and the continued listing of the Companies’ securities on the Nasdaq Capital Market. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management's good faith beliefs, assumptions and expectations only as of the date hereof. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted, many of which are beyond the Company's control. Reported results should not be considered an indication of future performance. Except as required by law, we undertake no obligation to publicly release the results of any revision or update to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Financial Statements

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information or the footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with IFRS. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended December 31, 2019, incorporated by reference in the Company’s Shell Company Report on Form 20-F filed on September 17, 2019 with the U.S. Securities and Exchange Commission.

Interim Condensed Consolidated Statement of Operations

(Unaudited)

(in € thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenues	34,959	28,095	99,480	74,550
Cost of revenues	-26,716	-21,842	-75,548	-57,865
Media costs	-6,223	-5,109	-17,138	-13,632
Other direct costs	-20,493	-16,733	-58,41	-44,233
Gross profit	8,243	6,253	23,932	16,685
Operating expenses	-5,497	-3,288	-12,869	-8,989
Transaction costs	-394	0	-1,257	0
Other Operating Income	198	0	198	0
Depreciation and amortisation	-2,144	-1,786	-5,984	-3,677
Operating profit	407	1,179	4,020	4,019
Finance income	1,293	12	790	12
Finance costs	-53	-187	-53	-199
Finance income/(costs) - net	1,240	-175	737	-187
Profit before income tax	1,647	1,004	4,757	3,832
Income tax(expense)/benefit	-2	7	-2	-13
Net Income	1,645	1,011	4,755	3,819
Profit/(loss) attributable to non-controlling interest	0	0	0	0
Net income attributable to owners of the parent	1,645	1,011	4,755	3,819
Weighted-average ordinary shares outstanding
Basic and Diluted	49,735,210	49,735,210	49,735,210	49,735,210
Income per share attributable to owners of the parent
Basic and Diluted	0.03	0.02	0.10	0.07

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Interim Condensed Consolidated Statement of Comprehensive Income

(Unaudited)

(in € thousands)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2019	2018	2019	2018
Net income attributable to owners of the parent		1,645	1,011	4,755	3,819
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to condensed consolidated statement of operations (net of tax):		0	0	0	0
Translation differences		-5	248	18	1
Items not to be subsequently reclassified to condensed consolidated statement of operations (net of tax):		0	0	0	0
Income tax relating to items that will not be reclassified to profit or loss		0	0	0	0
Other comprehensive (loss)/income for the period (net of tax)		0	0	0	0
Total comprehensive (loss)/income for the period attributable to owners of the parent		1,640	1,259	4,773	3,820

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Interim Condensed Consolidated Statement of Financial Position

(9 months September, 2019, Unaudited)

(in € thousands)

	9 months September,	12 months December,
	2019	2018
ASSETS
Non-Current Assets
Intangible assets	34,496	27,582
Property, plant and equipment	1,021	1,266
Trade and other receivables	30	30
Deferred tax	0	4
Total Non-Current Assets	35,547	28,882
Current Assets
Trade and other receivables	48,562	34,683
Cash and cash equivalents	45,481	501
Total Current Assets	94,043	35,184
Total Assets	129,590	64,066
Equity and Liabilities
Equity
Share capital	497	58
Share premium	95,653	46,765
Other reserve	-1,395	-1,413
Retained earnings	5,067	312
Total Stockholders’ Equity	99,822	45,722
Non-controlling interests	-9	-9
Total Equity	99,813	45,713
LIABILITIES
Non-Current Liabilities
Pension liability	31	31
Current Liabilities
Trade and other payables	29,746	16,005
Interest bearing loans and borrowings	0	2,317
Total Current Liabilities	29,746	18,322
Total Liabilities	29,777	18,353
Total Equity and Liabilities	129,590	64,066

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Interim Condensed Consolidated Statement of Changes in Equity

(Unaudited)

(in € thousands)

	Share	Retained	Share	Other		Minority	Total
	Capital	Earnings	Premium	Reserves	Total	Interest	Equity
Balance at January 1, 2018	58	-4,555	46,765	-1,413	40,855	-10	40,845
Changes in Equity
Total Comprehensive Income	0	1,446	0	-123	1,323	0	1,323
Balance at March 31, 2018	58	-3,109	46,765	-1,536	42,178	-10	42,168
Changes in Equity
Total Comprehensive Income	0	1,362	0	-124	1,238	0	1,238
Balance at June 30, 2018	58	-1,747	46,765	-1,660	43,416	-10	43,406
Changes in Equity
Total Comprehensive Income	0	1,011	0	248	1,259	0	1,259
Balance at September 30, 2018	58	-736	46,765	-1,412	44,675	-10	44,665
Balance at December 31, 2018	58	312	46,765	-1,413	45,722	-9	45,713
Balance at January 1, 2019	58	312	46,765	-1,413	45,722	-9	45,713
Changes in Equity
Total Comprehensive Income	0	1,801	0	-63	1,738		1,738
Balance at March 31, 2019	58	2,113	46,765	-1,476	47,46	-9	47,451
Changes in Equity
Total Comprehensive Income	0	1,308	0	86	1,394	0	1,394
Balance at June 30, 2019	58	3,421	46,765	-1,390	48,854	-9	48,845
Changes in Equity
Total Comprehensive Income	0	1,646	0	-5	1,641	0	1,641
Additional Paid Capital	439	0	48,888	0	49,327	0	49,327
Balance at September 30, 2019	497	5,067	95,653	-1,395	99,822	-9	99,813

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Interim Condensed Consolidated Statement of Cash Flows

(Unaudited)

(in € thousands)

	9 months ended September 30,
	2019	2018
Cash Flows from Operating Activities
Profit before income tax	4,757	3,832
Adjustment to reconcile net income (loss) to net cash used in operating activities
Depreciation	5,984	3,677
Provisions	9,705	7,119
Finance (income)/expenses net	-736	187
Changes in operating assets and liabilities
Decrease / (increase) in trade and other receivables	-13,738	-15,335
(Decrease) / increase in trade and other payables	-4,126	6,467
Net cash used in operating activities	1,846	5,947
Cash Flows from Investing Activities
Purchase of intangible and tangible fixed assets	-4,647	-8,535
Net cash used in investing activities	-4,647	-8,535
Cash Flows from Financing Activities
Net proceeds from share capital increase	47,717	0
New loans in the period	0	2,012
Net cash used from financing activities	47,717	2,012
Net Change in Cash	44,915	-576
Cash and cash equivalents at beginning of the period	501	2,107
Effect of foreign exchange rate changes	65	-3
Cash at the end of the period	45,481	1,528

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Supplemental Information

Set forth below are reconciliations of Adjusted EBITDA to net income and Free Cash Flow and adjusted gross profit to gross profit (in thousands €).

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Adjusted EBITDA:
Net Income	1,645	1,011	4,755	3,819
Finance costs/(income)-net	-1,240	175	-737	187
Income tax expenses /(benefit)	2	-7	2	13
Depreciation and amortization	2,144	1,786	5,984	3,677
Adjusted EBITDA (1)	2,551	2,965	10,004	7,696
Revenues	34,959	28,095	99,480	74,550
Adjusted EBITDA Margin	7%	11%	10%	10%
Gross Profit	8,243	6,253	23,932	16,685
Gross Margin	24%	22%	24%	22%
add back: Media Costs	6,223	5,109	17,138	13,632
Adjusted Gross Profit	14,466	11,362	41,070	30,317
Adjusted Gross Margin	41%	40%	41%	41%

(1): Transaction related costs of €0.39 million are included in operating expenses for Q3 2019 and €1.26 million for the nine month period ended September 2019.

	Nine months ended September 30,
	2019	2018
Free Cash Flow:
Net cash from operating activities	1,846	5,947
Capital expenditures	-4,647	-8,535
Free Cash Flow	-2,801	-2,588

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